CITI PRIVATE ADVISORY, LLC

(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response:	12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69789

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citi Private Advisory, LLC (Filed as Public Information)

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

388 Greenwich Street
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ramsey Saliba	(212) 816-1117	ramsey.saliba@citi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – If individual, state last, first. and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Citi Private Advisory, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citi Private Advisory, LLC as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 28, 2022

CITI PRIVATE ADVISORY, LLC
(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Financial Condition

December 31, 2021

(Dollars in thousands)

Assets		
Cash and cash equivalents (including $1,135 deposited with affiliate), net of allowance of $8	$	50,767
Fees receivable (including $19,453 from affiliates), net of allowance of $234		47,900
Prepaid expenses		1,560
Total assets	$	100,227
Liabilities and Member’s Equity		
Liabilities:		
Payable to affiliates	$	3,519
Total liabilities		3,519
Commitments and contingencies (Note 6)		
Member’s equity		96,708
Total liabilities and member's equity	$	100,227

See accompanying notes to statement of financial condition.

(1) Organization and Principal Business Activities

Citi Private Advisory, LLC (the Company) is a Delaware limited liability company and an indirect, wholly owned subsidiary of Citigroup, Inc. Citicorp Investment Partners, Inc. (the Parent), which is a wholly owned subsidiary of Citigroup, Inc., is the sole member of the Company. The Company commenced operations in October 2010.

The Company is registered as an investment adviser under the Investment Advisers Act of 1940 and is in the business of providing advisory services to private investment funds such as feeder funds that are organized to invest primarily in other private investment funds advised by third party managers. These third party managed funds may include hedge funds, private equity funds (and co-investment vehicles) and real estate funds (and co-investment vehicles). The Company also provides investment advice to separately managed accounts on either a fully discretionary or nondiscretionary basis. The Company also provides advisory services to private investment funds of hedge funds. As of January 2017, the Company is registered as a securities broker dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers private placement services in addition to advisory services to high net worth and ultra-high net worth investors that are clients or prospective clients of Citi Private Bank and accredited investors as that term is defined under Rule 501 of Regulation D.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

Basis of Presentation

(a) Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the statement of financial condition. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

(c) Fees Receivable

Fees receivable consists of both current and non-current amounts due from related party private investment funds and the manager of such funds. Amounts would be considered non-current if they remain outstanding longer than 30 days. All customers are in good standing and the Company has no history of default related to such fees receivable. Management believes that all fees are substantially collectable.

(d) Income Taxes

The Company is not subject to tax and is a disregarded entity by the taxing authorities, as such, the Company does not separately record tax assets or liabilities. The Company's Parent is a legal taxpayer for U.S. income tax purposes pursuant to its tax sharing agreement with Citigroup, Inc. Income taxes (and any associated deferred taxes) on the Company's income due to relevant tax authorities are the responsibility of the Parent.

(e) Related Party Transactions

The Company has related party transactions with certain of its affiliates. These transactions are entered into in the ordinary course of business. See Note 4 to the Statement of Financial Condition for details on the Company's related party transactions.

(3) Capital Requirements

The Company, as a broker dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 thousand or 2% of aggregate debit items arising from customer transactions. As of December 31, 2021, the Company's net capital of approximately $45.1 million exceeded the minimum requirement by approximately $44.9 million.

(4) Related Party Transactions

Citicorp Investment Partners, Inc., which is a wholly owned subsidiary of Citigroup, Inc., is the sole member of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and its affiliates.

These transactions include maintenance of cash accounts, investment management services, distribution services (as agent), and payment of licensing fees.

Below is a summary of the Company's transactions with other Citigroup Inc. affiliates which are included in the accompanying Statement of Financial Condition as of December 31, 2021.

Statement of Financial Condition Items

In thousands of dollars as of December 31, 2021		
Assets:		
Cash and cash equivalents	$	1,135
Fees receivable		19,453
Total assets	$	20,588
Liabilities:		
Payable to affiliates	$	3,519
Total liabilities	$	3,519

(5) Concentration of Credit Risk

Cash is held by CBNA, an affiliate of the Company, and a third party, First National Bank in Sioux Falls. Bankruptcy or insolvency of these institutions may cause the Company's rights with respect to the cash to be delayed or limited. The Company does not anticipate any material losses as a result of this concentration.

(6) Commitments and Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. As of December 31, 2021, the Company has no contingency reserves.

(7) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2021 that would require recognition or disclosure in the statement of financial condition through February 28, 2022, which is the date this statement of financial condition was available to be issued. No such transactions required recognition or disclosure in the statement of financial condition or the notes thereto.